Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of T-3 Energy Services, Inc. for the registration of $250,000,000 of common stock, debt securities, preferred stock, depositary shares and warrants and to the incorporation by reference therein of our reports dated March 5, 2010, with respect to the consolidated financial statements of T-3 Energy Services, Inc. and the effectiveness of internal controls over financial reporting of T-3 Energy Services, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Houston, Texas
July 29, 2010